Exhibit 99.2

IMMEDIATE	24 June 2004

Royal & SunAlliance Sells Codan Life to SEB Trygg Liv

Royal & SunAlliance today announces the sale of the life and pension operations of Codan, its 71.7% subsidiary, to SEB Trygg Liv. Royal & SunAlliance’s share of the consideration will be approximately £173m (DKK1,936m), payable in cash to Codan, subject to an accounting adjustment on the basis of the business’s net assets as at 30 September 2004. Royal & SunAlliance’s share of the net assets of the Codan life and pension operations, on a UK GAAP basis, as at 31 December 2003 was £164m (DKK1,833m). After separation and transaction costs, we would currently expect the disposal proceeds to broadly reflect net asset value. The net written premiums for 2003 were £324m and the profit contribution for the same period was approximately £36m.

The transaction is in line with the Group’s strategy of focusing on general insurance and releasing capital from its life businesses and is another step in its transformation programme. The transaction will release UK statutory capital and risk based capital of approximately £150m. The proceeds from the sale will be used to support the Group’s focus on general insurance.

Andy Haste, Royal & SunAlliance’s Group CEO said,

“This is a good deal for shareholders. It is another step in the delivery of our strategy of transforming the Group into a focused, high performing general insurance company.”

The transaction is subject to normal regulatory and other conditions.

–ENDS–

Important Disclaimer
This press release contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements are based on management’s current expectations or beliefs as well as a number of assumptions about future events, and are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The specific forward-looking statements cover, among other matters, the consideration. The sale is subject to the execution of definitive documents by the parties. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

…more

For further information:

Analysts	Press
Helen Pickford	Phil Wilson-Brown
Tel: +44 (0) 20 7569 6212	Tel: +44 (0) 20 7569 4027

Notes to Editors

1.	The reported net written premium for the full year 2003 of £346m included £22m for our Lithuanian life operation which was disposed of separately during 2003.

2.	The first quarter 2004 profit contribution from Codan Life was £6m. The reported life profit for full year 2003 of £38m included a contribution of approximately £2m from our Lithuanian life operation which was disposed of separately during 2003.

3.	The full net asset value of Codan Life on a UK GAAP basis at 31 December 2003 was £228m (DKK2,557m).

4.	2003 premium and profit contribution numbers quoted above are as announced on 11 March 2004 and at the exchange rate then applying of £1 = DKK10.57. All other numbers are at an exchange rate of £1 = DKK11.2.

5.	The companies to be sold are :

•	Codan Pensionsforsikring A/S
•	A/S Forsikringsselskabet Codan Pension
•	A/S Forsikringsselskabet Codan Link A/S
•	Forsikringsselskabet Hafnia Liv
•	A/S Forsikringsselskabet Hafnia Liv III